# AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-1585



02034306

May 8, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

SUPPL

Dear Sirs:

Re: Aguila American Resources Ltd. (the "Company")
Form 45-902F Report
Private Placement - 2,100,000 Units @ $0.10 per Unit

Enclosed find our Form 45-902F Report in connection with the private placement recently completed by the Company, together with a cheque for $100.00 representing your prescribed filing fee and fee checklist.

We trust you shall find the enclosed in good order, but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

AGUILA AMERICAN RESOURCES LTD.

Per: Nick DeMare

Nick DeMare
Corporate Secretary



Enclosures

cc: US Securities & Exchange Commission (File No. 82-3093)

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

SEC MAIL PROCESSING RECEIVED MAY 20 2002 WASH, D.C. 155 SECTION

1. State the full name, address and telephone number of the issuer of the security distributed.

Aquila American Resources Ltd.
Name of issuer

#1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7
Address

(604) 685-9316
Telephone Number

2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is an exchange issuer and is a reporting issuer in BC and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed and trading on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,100,000 units, comprising 2,100,000 common shares, at a price of $0.10 per share, and warrants for the purchase of an additional 2,100,000 common shares, at a price of $0.12 per share, until April 29, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

| Full name of purchaser and municipality and jurisdiction of residence | Number of Units Purchased | Date of distribution | Exercise price per security/total purchase price (Cdn $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| Nick DeMare<br>Burnaby, BC | 350,000 | Apr.29/02 | $0.10/<br>$35,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) | until Aug.29/02 |

| Full name of purchaser and municipality and jurisdiction of residence | Number of Units Purchased | Date of distribution | Exercise price per security/total purchase price (Cdn $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| DNG Capital Corp.<br>Vancouver, BC | 200,000 | Apr.29/02 | $0.10/<br>$20,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) | until Aug.29/02 |
| GBD Capital Corp.<br>Vancouver, BC | 100,000 | Apr.29/02 | $0.10/<br>$10,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) | until Aug.29/02 |
| John Huguet<br>W. Vancouver, BC | 650,000 | Apr.29/02 | $0.10/<br>$65,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) | until Aug.29/02 |
| Shafiq Gulamani<br>N. Vancouver, BC | 150,000 | Apr.29/02 | $0.10/<br>$15,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) | until Aug.29/02 |
| Fatima Gulamani<br>N. Vancouver, BC | 300,000 | Apr.29/02 | $0.10/<br>$30,000 | Sec. 128(h) of the Rules | until Aug.29/02 |
| Ariff Gulamani<br>Sammamish, WA | 200,000 | Apr.29/02 | $0.10/<br>$20,000 | BC Instrument 72-503 | until Aug.29/02 |
| Al-Nashir Jamal<br>North Vancouver, BC | 150,000 | Apr.29/02 | $0.10/<br>$15,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) | until Aug.29/02 |

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| See attached Schedule A. | | | |

7. State the total dollar value (Cdn$) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $190,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

| Name and Address of person being compensated | Compensation paid (number and type of security and/or cash amount (CDN$) | Price Per Share (CDN$) |
|---|---|---|
| Not applicable. | | |

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 8th day of May, 2002.

AGUILA AMERICAN RESOURCES LTD.
Name of issuer (please print)

Nick DeMare
Signature of authorized signatory

Nick DeMare, Corporate Secretary
Name and office of authorized signatory
(please print)

Schedule A

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Number of securities purchased | Exemption relied on |
|---|---|---|---|
| Nick DeMare<br>4338 Frances Street<br>Burnaby, BC V5C 2R3 | Ph: (604) 685-9316<br>Email: ndemare@chasemgt.com | 350,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) |
| DNG Capital Corp.<br>Suite 1305<br>1090 W. Georgia St.<br>Vancouver, BC V6E 3V7 | Ph: (604) 685-9316<br>Email: ndemare@chasemgt.com | 200,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) |
| GBD Capital Corp.<br>Suite 1305<br>1090 W. Georgia St.<br>Vancouver, BC V6E 3V7 | Ph: (604) 685-9316<br>Email: ndemare@chasemgt.com | 100,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) |
| John Huguet<br>4788 Woodgreen Drive<br>W. Vancouver, BC<br>V7S 2Z8 | Ph: (604) 681-6186<br>Email: norandina@hotmail.com | 650,000 | Sec. 74(2)(9) of the Securities Act (British Columbia) |
| Shafiq Gulamani<br>701-120 W. 2nd Street<br>North Vancouver, BC<br>V7M 1Z3 | Ph: (604) 618-8040<br>Email: shafiqg@shaw.ca | 150,000 | Sec. 128(h) of the Rules |
| Fatima Gulamani<br>Suite 701<br>120 W. 2nd Street<br>N. Vancouver, BC<br>V7M 1C3 | Ph: (604) 987-1605<br>Email: n/a | 300,000 | BC Instrument 72-503 |
| Ariff Gulamani<br>2232 - 275th Ct. SE<br>Sammamish, WA<br>98075 | Ph: (425) 837-9786<br>Email: n/a | 200,000 | Sec. 128(h) of the Rules |
| Al-Nashir Jamal<br>438 East 1st Street<br>North Vancouver, BC<br>V7I 1B7 | Ph: (604) 984-2023<br>Email: a.jamal@nt.sympatico.ca | 150,000 | Sec.74(2)(9) of the Securities Act (British Columbia) |